Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES APPROVAL OF NEW NOTES BUYBACK
PROGRAMS BY THE COMPANY TOTALING UP TO NIS 40 MILLION

Tel Aviv, Israel, February 1, 2016, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that its board of directors approved a new program to repurchase up to NIS forty (40) million (approximately $10.1 million) of Elbit’s Notes, which are traded on the Tel Aviv Stock Exchange. The Company's board of directors has determined that until further notice, the Company will purchase only Series H Notes. The repurchases will be made from time to time in the open market on the Tel Aviv Stock Exchange, in privately negotiated transactions or in a combination of the two, commencing the date of this announcement and for a period of 12 months. The repurchase program does not require the Company to acquire any or a specific amount of notes, and it may be modified, suspended, extended or discontinued without prior notice. Repurchased Notes under this program depends on factors such as market conditions and legal compliance. Notes repurchased by the Company will be canceled and removed from trading.

In accordance with the existing loan agreement with Bank Hapoalim, the Company will be required to prepay principal amount of approximately NIS 8 million if the Notes buyback will be fully executed.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Residential projects - initiation, construction and sale of residential units or plots designated for residential located primarily in India.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com